EXHIBIT 16.1



May 12, 2004


Securities and Exchange Commission
Washington, D.C. 20549



To whom it may concern:


I was previously the principal accountant for Single Source Finnacial Services Corporation (the "Company") for the period from November 3, 2000 through October 31, 2003 and reported on the financial statements of the Company for the years ended October 31, 2002 and 2003. Effective May 12, 2004, my appointment as principal accountant was terminated.

I have read the Company's statements included under Item 4 of its Form 8-K dated May 14, 2004, and I agree with such statements. Further, I am not in a position to agree or disagree with the fact the Company had not contacted Baum & Company regarding matters disclosed in the reference 8-K.



Very truly yours,


/s/  Jonathon P. Reuben CPA

Jonathon P. Reuben,
Certified Public Accountant
Torrance, CA 90505